FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 31, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:  /s/ Mark Laurie
_______________________
Name: Mark Laurie
Title: Company Secretary
Date: 31, July 2006

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea 31 July 2006 FINANCIAL RESULTS FOR HALF ENDED 30 JUNE 2006 AND APPENDIX 4D
(This release should be read in conjunction with the Second Quarter Production Report released on 31 July. Dollar figures refer to US dollars.
Unless otherwise stated, percentage changes refer to the 6 months to June, 2006, compared with the 6 months to June 2005.)
Financial Performance Overview
•	Record first half profit of $23.1 million, up from a loss of $20.8 million for the corresponding half in 2005.

•	Operating cashflow of $44.5 million, up from negative $42.6 million in H1 2005.

•	Revenues increased 117% to $149.1 million.

•	Average gold price received increased 45% to $519 per ounce.

•	Hedge book reduced by 70,000 oz.
Operating Highlights
•	Gold production of 297,000 oz, up 29% on prior corresponding period.

•	Gold grade of 5.17 g/t.

•	Material movements up 27% to 24.8 million tonnes.

•	Ore milled up 5% to 1.95 million tonnes.

•	Construction of flotation circuit and geothermal power plant expansion proceeding to schedule.

•	Approval granted to commence accumulating carbon credits.
Outlook
•	On track to produce a record 670,000 oz of gold in the full year, including 373,000 oz in the second half.

•	Second half material movements to increase to a record 29 million tonnes.

•	Gold grade in the second half to increase to approximately 5.9 g/t.

•	Strong improvement in full year profit.
Half yearly production
Gold production (oz, 000)
Financial Results for half year ended 30 June 2006 Page 1 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FINANCIAL OVERVIEW

Half year ending	30 Jun	31 Dec	30 Jun	% Change
(US$m)	2006	2005	2005	1H ’05 – 1H ’06
Revenue
Cash Revenue	158.7	159.4	84.4	88
Non-cash Revenues	(9.6)	(3.3)	(15.6)	38
Total revenue	149.1	156.1	68.8	117

Site cash costs
Gross cash costs	120.6	107.2	115.0	5
Deferred waste and inventory movements — cash	(24.7)	(35.9)	1.6	—
Economic grade stockpile — cash	(3.1)	10.3	(32.7)	91
Total cash costs	92.8	81.6	83.9	11

Non-site cash costs	5.3	9.0	6.5	(18)

Non-cash costs
Depreciation and amortisation	16.8	19.8	16.0	5
Deferred waste and inventory movements — non cash	(0.9)	0.1	(4.8)	81
Economic grade stockpile — non cash	(0.2)	1.7	(4.6)	96
Total non-cash costs	15.7	21.6	6.6	138

Total costs before adjustments	113.8	112.2	97.0	17

Profit before tax	35.3	43.9	(28.2)	—

Income tax (charge)/benefit recognised	(12.2)	(13.3)	7.4	—

Net profit after tax attributable to members of the company	23.1	30.6	(20.8)	—
Financial Results for half year ended 30 June 2006 Page 2 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

The result announced today represents an initial step towards achieving the full potential of Lihir’s resource
MANAGING DIRECTOR’S REVIEW
Sharply increased production, rising gold prices and a series of operational and organizational improvements have enabled Lihir Gold Ltd to announce a record first half profit of $23.1 million.
The result compares with a loss of $20.8 million for the six months to June 2005, and puts the company on track to report record annual gold production and a strong improvement in full-year earnings.
This result is the first full profit-reporting period since Lihir Gold moved to independent management in October last year, and confirms the progress that has been made in that time. The company’s strategy has been reinvigorated and plans for growth and increased shareholder returns have been defined. New operating disciplines have been imposed and a new management team assembled to build on the firm base established in prior years.
The result announced today represents an initial step towards achieving the full potential of Lihir’s resource of more than 40 million ounces. Although significant challenges remain ahead of the company, we have identified the issues and moved to put in place solutions.
Investors have started to recognize the transformation that is now under way, with the company’s share price increasing by some 65% between October last year and June 2006, underpinned by rising gold prices.
Production and Financial Results Overview
Production for the half totaled 297,000oz, which was 29% higher than the prior comparable period and in line with our internal expectations for the six months.
The solid production outcome was the result of continued progress in development of the Lienetz pit, with the advancement of new phases providing access to the high grade ore at the bottom of the pit, and opening out the pit to expose new segments of the ore body.
Material movements in the half, at 24.8 million tonnes, were up 27% from the first half of 2005, and slightly ahead of schedule for the six months to June. Mining remains on track to achieve record material movements of 54 million tonnes for the full year, boosted by operational improvements and additional mobile mining equipment. Average mill feed gold grade in the first half was 5.17 grams per tonne, which was slightly above our expectations, and a total of 1.95 million tonnes of ore was processed during the half, up 5% on the prior corresponding period.
The increased production was translated into sharply higher revenues through rising gold prices. The average spot price received in the first half year was $576 an ounce, compared with $431 for the six months to June 2005. Total revenues therefore increased to $149.1 million, more than double the revenues for the prior corresponding period. This included the impact of delivering 70,000 oz into hedge contracts during the half, at an average price of $326 an ounce. The total hedge book continues to decline in line with the schedule previously advised to the market, and now represents approximately 3% of resources and 6.5% of reserves.
Financial Results for half year ended 30 June 2006 Page 3 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Operating cash flow for the half was strongly positive at $44.5 million
Revenues also included, for the first time, a contribution arising from the recognition of carbon credits earned from the installation of the company’s 30MW geothermal power station. The environmental benefits of the geothermal plant in reducing greenhouse gas emissions were formally recognized in May, when the company was authorized to begin accumulating and selling carbon credits. Worth more than $3 million in a full year, these sales contributed some $277,000 in revenues in the June half, and will increase further with the completion of the current expansion of the geothermal power plant to 50MW by year-end.
On the cost side, the commissioning of a 30MW geothermal power station in July 2005 helped to contain cost increases, leading to savings of approximately $9 million in the six months to June 2006, compared with the prior June half. Despite generally rising input prices and a tightening labour market, aggregate gross cash costs increased by just 5% to $120.6 million, compared to the prior June half. Gross cash costs per ounce, at $405, were broadly in line with our internal expectations and should reduce to approximately $330-$340 an ounce for the full year.
Operating cash flow for the half was strongly positive at $44.5 million; up from negative $42.6 million in the prior corresponding period. Capital expenditure totaled $89.5 million, applied primarily in the construction of the geothermal power station expansion, and the new flotation circuit. Both projects are proceeding well. Expansion of the geothermal power plant is to be completed by the end of the year, and the flotation expansion remains on track to commence commissioning in the first quarter of 2007.
Management Team
A number of important senior appointments were made during the half.
A new Executive General Manager was appointed to take charge of Lihir Island operations following the relocation of the corporate head office to Brisbane. He has carried out a reorganisation of site management and appointed a Maintenance Manager to take responsibility for improving the maintenance function and lifting equipment availability. A General Manager of Corporate Development has been appointed to spearhead the company’s strategic planning function and to drive expansion projects, and he will be supported by new Brisbane-based managers responsible for Projects, Mining and Metallurgy. Most recently, a General Manager of Organizational Performance has been appointed to facilitate change and assist in creating a strong performance culture across the organization.
These appointments strengthen the management team and equip the organization with the experience and leadership required to take Lihir Gold into a new era, and to a new level of performance.
Financial Results for half year ended 30 June 2006 Page 4 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Outlook
The future for Lihir Gold remains very optimistic.
The company remains on track to achieve record gold production of 373,000 ounces in the second half, and 670,000 ounces in the full year. Production rates will continue to rise over the remainder of the year, driven by increased material movements, rising mill feed grade and higher mill throughput.
Beyond 2006, production will increase significantly due to the addition of the flotation circuit, which will boost production to in excess of 800,000 ounces per year.
Meanwhile, as previously advised, options are being examined to lift annual production beyond 1 million ounces of gold, bringing forward production and releasing the value of the company’s significant gold reserves. These options include additional flotation capacity and/or extra autoclaves, with a capital cost in the order of magnitude of $200 million to $400 million. Scoping studies are ongoing and continue to support the expansion case, with a full feasibility study potentially to be commenced in 2007.
In summary, the company is making good progress in creating a platform for future growth and increased shareholder returns. The transformation of Lihir Gold is taking shape. Production is growing as expected, and underpinned by increasing gold prices, revenues are rising consistently. Expenses remain under tight control, with the installation of additional geothermal power to lead to lower power costs from the end of this year.
The future for the company is promising, and I look forward to reporting further operational progress and increasing profits at the full year.

Arthur Hood
Managing Director.
Financial Results for half year ended 30 June 2006 Page 5 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Performance Overview Table

6 months to:	Jun 2006	Dec 2005	Jun 2005	% change, 1H ’05 – 1H ’06
Material moved (Mt)	24.8	22.1	19.4	27
High grade ore mined (Mt)	1.0	2.0	1.5	(33)
Economic grade ore mined (Mt)	0.9	1.1	4.7	(81)
Waste (Mt)	22.9	19.0	13.2	73
Ore milled (Mt)	2.0	1.6	1.9	5
Average grade (Au g/t)	5.17	7.76	4.41	17
Gold recovery (%)	90.4	89.7	89.6	1
Gold produced (Kozs)	297	365	231	29
Avg cash price realised (US$/oz)	519	446	359	45
Total cash costs (US$/oz)	312	231	363	(14)
Gross cash costs (US$/oz)	405	293	497	(19)
ANALYSIS
Production
Gold production was 297,000 oz for the half year, which was up 29% from the first half of 2005, but below the record 365,000 ounce production achieved in the December half last year.
The variation in production was largely a function of the stage of development of the pit, giving rise to movements in gold grade.
Mill feed gold grade moved from 4.41 g Au/tonne in the first half of last year, to 7.76 g Au/tonne in the December half, before declining to 5.17 g Au/tonne in the June half this year. This was nevertheless a strong outcome, and above our expectations for the half.
The focus of mining operations in the period was to progress Phase 5 at the bottom of the Lienetz pit, and Phase 7, which opens the pit to the north-west. Good progress was made, although development of these phases was hampered by geothermal issues and heavy rainfall, which slowed access to higher grade material. Mining equipment was diverted to Phase 6, to the east of the pit, which is now tracking well ahead of schedule.
Tonnes of ore mined was therefore lower than prior periods due to the higher proportion of waste material being removed to prepare access to the ore body.
Overall, material movements in the half totaled 24.8 million tonnes, which puts the mine on track to achieve full year material movements of a record 54 million tonnes.
Financial Results for half year ended 30 June 2006 Page 6 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Revenue for the first half was $149.1 million, which was more than double the first half revenue of 2005.
Mining productivity increased during the half through improved synchronisation of the shovel/truck/barge system and larger bench design.
Three haul trucks and one shovel were brought into operation late in the second quarter, taking the total fleet to 32 trucks and five large shovels.Tonnes milled increased to 2 million tonnes in the half, which was higher than prior periods, but slightly below internal expectations.
Milling was affected by a series of minor equipment failures, since rectified, and ores which were either particularly hard, or high in clay content. This was offset to an extent by improved recovery rates, which increased to 90.4% due to favourable ore characteristics and process improvements.
Revenue
Revenue for the first half was $149.1 million, which was more than double the first half revenue of 2005. The increase was driven by higher gold sales and rising gold prices.
During the June half-year, 305,986 ounces were sold at an average cash price of $519 an ounce. Gold sales exceeded production due to reductions in inventory in the half.
Sales included 235,986 ounces at an average spot price of $576 per ounce, and 70,000 ounces delivered into hedges at $326 an ounce.
Deferred hedges and movements in fair value of the hedge book brought to account reduced stated revenues by $23 per ounce in the first half, although these were non-cash movements.
A total of 136,500 oz will be delivered into hedges in the second half of 2006 at a price of approximately $331 an ounce. At year end the hedge book will show commitments of 1,001,000 oz at a price of approximately $356.
Revenues from carbon credits totalling $277,000 have been recorded in the period, derived from the operation of the 30 MW geothermal power plant.
Rising gold price lifts revenue
($US Millions)
Financial Results for half year ended 30 June 2006 Page 7 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Gross cash costs rose by just 4.9% to $120.6 million
Operating Costs
Despite generally rising costs across the mining industry, and a tightening market for skilled mining employees, costs during the half remained in check. Compared to the first half of 2005, gross cash costs rose by just 4.9% to $120.6 million. The increase was felt mainly in processing and general administrative costs, offset to a degree by reduced power generation expenses.
Power generation costs were reduced in the half due to the commissioning of the 30MW geothermal power station in July last year, which reduced usage of heavy fuel oil for power generation. This saved approximately $9 million in the six months to June, compared with the comparable six months in 2005. These savings, however, were offset to an extent by increases in prices for HFO required to meet residual power demand.
Compared to the December half, gross cash costs increased by some $13 million, due to higher process plant costs arising from the maintenance shut down, increased power costs and slightly higher administration expenses.Total cash costs were affected by movements in deferrals of mining costs and the costs associated with building economic grade ore stockpiles.
Mining costs
Mining costs per tonne ($US/t)
Unit costs reducing
($US)
Waste mining costs are brought to account in accordance with ore mined. Ore mined in the half was lower than in the prior June half, and more waste was mined. This was due to the stage of pit development and because of increased material movements in the period.
Therefore less waste mining costs were expensed in the period, and so deferrals of waste mining expenses and inventory movements increased significantly.
Similarly, economic grade stockpile costs are capitalised in proportion to the ounces of contained gold which are added to the stockpile in the period. During the June half, tonnages of economic grade ore were significantly reduced, and the amounts placed on the stockpile reduced. Stockpile costs transferred to inventory accordingly reduced. Total cash costs therefore increased to $92.8 million in the half, up 11%.
Financial Results for half year ended 30 June 2006 Page 8 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Income Tax
The company uses tax-effect accounting in its profit and loss statement, at the PNG corporate tax rate of 30%. These are non-cash accrual amounts, due to the significant accumulated tax losses on the balance sheet and accelerated depreciation concessions available to the company. In cash terms, tax is not expected to be paid before 2010, depending on the gold price and profit outcomes.
On this basis, the tax charge in the period was $12.2 million.
Cash and Debt
At June 2006, Lihir had $82.3 million in cash on hand, down from $127.8 million at the end of 2005 and up from $33.1 million at June 2005. The cash proceeds of the September 2005 borrowing of 480,000 ounces continue to be utilised for major capital projects.
There was a net cash outflow of $45.5 million in the half year, as per the following table:

Cash flows	Jan-Jun	Jan-Jun
(US$m)	2006	2005
Operating cash flow	44.5	(42.6)
Capital expenditure	(89.5)	(37.5)
Net interest	(0.6)	(0.3)
Net debt drawdown / (repayments)	—	30.0
Other	0.1	—
Net cash outflow	(45.5)	(50.4)
Capital expenditure during the half year was primarily related to construction of the flotation project and the additional 20 megawatt geothermal power station. The company also retains in place an undrawn $50 million revolving credit line.
Accounting Standards and Audit Status
These financial statements have been prepared by the Company in accordance with International Financial Standards are in the process of being audited by the Company’s Auditors.
The same accounting policies and methods of calculation are employed in these 2006 financial statements as were used in the financial statements for the year ended 31 December 2005 contained in the company’s 2005 Annual Report. For further information on accounting policies, please refer to the 2005 annual report and previous profit results available on the company’s web site.
Financial Results for half year ended 30 June 2006 Page 9 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FINANCIAL STATEMENTS
Income statement

	30 Jun 2006	30 Jun 2005
Year ending	(US$m)	(US$m)
Revenue
Gold sales at spot	177.5	98.7
Realisation of hedging instruments	(20.5)	(16.9)
Gold lease rate fees	1.7	2.6
Fair value losses	(0.5)	(1.6)
Realisation of deferred hedging costs	(9.4)	(14.0)
Other revenue	0.3	—
Total revenue	149.1	68.8

Costs
Mining expenses	(47.1)	(48.8)
Exploration expenses	(3.2)	(4.3)
Processing costs	(24.0)	(22.7)
Power generation costs	(12.6)	(16.9)
General administrative costs	(33.7)	(25.6)
Refiningand royalty costs	(3.6)	(2.4)

Cash operating expenses before deferrals	(124.2)	(120.7)
Deferred mining costs	38.2	(4.6)
Economic grade stockpile costs transferred to inventories	3.3	37.3
Other costs deferred and transferred to inventories	(12.6)	7.8
Depreciation and amortisation	(16.8)	(16.0)
Total operating expenses	(112.1)	(96.2)

Operating profit/(loss)	37.0	(27.4)
Interest income	1.0	0.7
Finance costs	(2.7)	(1.5)
Profit/(loss) before taxation	35.3	(28.2)

Income tax charge/(benefit) recognised	12.2	(7.4)
Profit/(loss) for the period	23.1	(20.8)
Ratios

	Jan-Jun 2006	Jan-Jun 2005
	(US$m)	(US$m)
Consolidated profit/(loss) from ordinary activities before tax as a percentage of total revenues	23.7%	(41 .0%)
Profit (loss) from ordinary activities after taxation as a percentage of equity	3.0%	(2.5%)
Net debt to debt plus equity	13.6%	1.8%

Earnings per share (EPS)

	Jan-Jun 2006	Jan-Jun 2005
	(US$m)	(US$m)
Basic EPS	1.8	(1.6)
Diluted EPS	1.8	(1.6)
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS (000’s)	1,284,225	1,284,225
2006 First Quarter Production Report Page 10 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Balance Sheet

	30 Jun 2006	30 Jun 2005
	(US$m)	(US$m)
ASSETS
Current Assets
Cash and cash equivalents	82.3	33.1
Derivatives	0.6	4.0
Inventories	63.4	71.4
Receivables	4.3	5.6
Prepayments	4.0	2.9
Deferred mining costs	—	—
Total current assets	154.6	117.0
Non-current assets
Derivatives	3.3	14.5
Inventories	118.8	127.5
Receivables	0.4	0.5
Deferred mining costs	130.2	62.3
Mine properties	877.8	760.3
Deferred taxation	101.6	85.3
Total non-current assets	1232.1	1,050.4
Total assets	1,386.7	1,167.4
LIABILITIES
Current liabilities
Bank overdraft	—	—
Derivatives	65.9	47.3
Accounts payable	38.2	24.3
Provisions	5.9	4.8
Borrowings	—	49.5
Total current liabilities	110.0	125.9
Non-current liabilities
Derivatives	287.9	181.5
Provisions	12.4	11.7
Borrowings	215.5	—
Total non-current liabilities	515.8	193.2
Total liabilities	625.8	319.1
EQUITY
Share capital	1,027.5	1,027.5
Revaluation reserves	(271 .4)	(130.3)
Retained profits / (accumulated losses)	4.8	(48.9)
Total equity	760.9	848.3
Total liabilities and equity	1,386.7	1,167.4
Retained Profits

	30 Jun 2006	30 Jun 2005
Year ending	(US$m)	(US$m)
Retained profits (accumulated losses) at the beginning of the period	(18.3)	(28.1)
Profit/(loss) from ordinary activities after taxation	23.1	(20.8)
Net transfers from/(to) reserves	—	—
Net effect of changes in accounting policies	—	—
Dividends and other equity distributions paid or payable	—	—
Retained profits (accumulated losses) at end of financial period	4.8	(48.9)
No interim dividend is proposed for 2006.
Issued and quoted securities at end of year

	As at	As at
	30 Jun	30 Jun
	2006	2005
Ordinary securities (000’s)	1,284,225	1,284,225
Net tangible asset backing per ordinary security (cents US)	49.1	61.2
2006 First Quarter Production Report Page 11 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Changes in equity

	30 Jun 2006	30 Jun 2005
Year ending	(US$m)	(US$m)
Balance at beginning of period	783.5	837.2
Increase in share capital	—	—
(Increase) / decrease in hedging reserves	(45.7)	31.9
Decrease / (Increase) in accumulated losses	23.1	(20.8)
Total changes in equity for the period	(22.6)	11.1
Balance at end of period	760.9	848.3
Capital work in progress

	30 Jun 2006	30 Jun 2005
	(US$m)	(US$m)
Opening balance	66.9	66.0
Expenditure incurred	89.5	37.5
Expenditure written off	—	—
Acquisitions, disposals, revaluation increments, etc	—	—
Expenditure transferred to mine properties	(13.3)	(11.6)
Closing balance included within balance sheet as
“Mine Properties”	143.1	91.9
Associates

Ownership interest As
at 30 Jun 2006
Niugini Mining Ltd	100%
Niugini Mining Australia Pty Ltd	100%
Lihir Management Company Ltd (acquired 10 October 2005)	100%
Lihir Business Development Ltd (acquired 10 October 2005)	100%
Lihir Services Australia Pty Ltd (established 7 November 2005)	100%
Statement of cash flows

	30 Jun 2006	30 Jun 2005
Year ending	(US$m)	(US$m)
Cash flows from operating activities
Receipts from operations	158.9	84.4
Payments from operations	(114.4)	(127.0)
Cash generated from operations	44.5	(42.6)
Interest received	1.0	0.7
Interest and charges paid	(1.6)	(1.0)
Income taxes paid	—	—
Net cash generated from operating activities	43.9	(42.9)

Cash flows from financing activities
Drawdown of term debt	—	30.0
Proceeds of equity issue	—	—
Underwriting expenses	—	—
Dividend paid	—	—
Net cash used in financing activities	—	30.0

Cash flows from investing activities
Purchase of property plant and equipment (PPE)	(89.5)	(37.5)
Proceeds from sale of PPE	0.1	0.0
Net cash used in investing activities	(89.4)	(37.5)

Net increase/(decrease) in cash held
Cash at the beginning of the year	127.8	83.5
Net decrease in cash held	(45.5)	(50.4)
Cash and cash equivalent at 30 June 2006	82.3	33.1
           2006 First Quarter Production Report Page 12 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Reconciliation of cash

Reconciliation of cash
at the end of the year
(as shown in the condensed
statement of cash flows)	Jan-Jun	Jan-Jun
to the related items in the	2006	2005
accounts is as follows.	(US$m)	(US$m)
Cash on hand and at bank	11.0	27.7
Deposits at call	71.3	5.4
Bank overdraft	—	—
Other	—	—
Total cash at end of year	82.3	33.1
Reconciliation of costs

Reconciliation of Gross
Operating Costs (Income	Jan-Jun	Jan-Jun
Statement) to Gross Cash	2006	2005
Costs (Financial Overview)	(US$m)	(US$m)
Mining costs	(47.1)	(48.8)
Exploration	(3.2)	(4.3)
Processing costs	(24.0)	(22.7)
Power generation costs	(12.6)	(16.9)
General administrative costs	(33.7)	(25.6)
Refining and royalty costs	(3.6)	(2.4)
Total site & non site costs	(124.2)	(120.7)
less
G&A non operating costs	0.5	1.6
add
other corporate costs	(2.2)	(1.6)
Gross operating costs	(125.9)	(120.7)
less
exploration & development	3.1	4.1
less
other corporate costs	2.2	1.6
Gross cash costs	(120.6)	(115.0)
2006 First Quarter Production Report Page 13 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
OTHER INFORMATION
Future Hedging Impacts
A total of 136,500 oz will be delivered into hedges for the remainder of the current year at a price of approximately $331 an ounce.
The table below sets out the impact of the hedge book and gold loan against revenues for 2006 and 2007, for a variety of gold price assumptions.
Cash revenues are reduced due to delivery of gold into hedges at prices below prevailing spot prices. Non-cash movements relate to hedges which have been rolled forward, but are required to be brought to account at the original designated delivery date.

Hedging impacts	Second Half	Full Year	Full Year
(US$M)	2006	2006	2007
$550/oz gold price:

Cash revenues reduced by	29.9	50.4	43.7

Non-cash revenue reduction	7.7	17.6	24.7

$600/oz gold price:

Cash revenues reduced by	36.8	57.3	53.3

Non-cash revenue reduction	7.7	17.6	24.7

$650/oz gold price:

Cash revenues reduced by	43.6	64.1	62.8

Non cash revenue reduction	7.7	17.6	24.7
The following table sets out the hedge delivery profile by quarter.
2006 Hedging Deliveries by Quarter

	Forwards		Bought Put Options		Sold Call Options
	Ounces	Price	Ounces	Price	Ounces	Price
Q3	62,500	$324.89	0	$0.00	0	$0.00

Q4	55,000	$345.33	19,000	$315.00	19,000	$307.00

Total	117,500	$334.46	19,000	$315.00	19,000	$307.00
          2006 First Quarter Production Report Page 14 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Gold Loan Impacts on Revenue
Of 2007 production, a total of 60,000 oz will be repaid against the gold loan. Gold loan repayments are brought to account as revenue at the price of $449 an ounce, the price at which the gold loan was originally monetised. This will result in a non-cash revenue recognition of $26.9m in 2007.
There is no gold loan impact in 2006.
Future Cost Deferral Impacts
The following table sets out the expected impact of mining cost deferrals and the deferral of costs associated with building the economic grade stockpiles in the current year and in 2007.
These estimates are based on Lienetz pit strip ratio of 2.91. This strip ratio may change following a review of reserves, scheduled for finalisation in early 2007.

Cost deferral impacts	2006	2007
(US$m)
Mining costs deferred
Cash costs reduced by:	36.7	24.8
Non-cash costs reduced by:	5.1	4.0
EGS costs deferred
Cash costs reduced by:	18.0	31.2
Non-cash costs reduced by:	2.0	4.5
Future production guidance
The following table sets out the expected production profile for the five years to the end of 2010, based on the existing mine plan.

		Average
	2006	2007-2010
Material movements (Mt)	54	55-60
Ore mined (Mt)	8.8	10-13
Autoclave feed (Mt)	4.1	4.4
Autoclave feed grade (g/t)	-5.65	6.4
Gold produced (Kozs)	670	800+
2006 First Quarter Production Report Page 15 of 16

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
Manager Investor Relations
Tel: direct +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Shareholder Enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane Queensland 4000
Tel: 1300 552270 or +61 7 3237 2100
Fax: +61 7 3229 9860
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR Depository:
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel:+1 212 815 8161
Fax:+1 212 571 3050
Web site: www.adrbny.com
Web site: www.lihir.com.pg
Principal Office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Stock Exchange Listings
Australian Stock Exchange (LHG)
Nasdaq National Market (LIHRY)
Port Moresby Stock Exchange (LHG)
Issued Capital
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B Class shares
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
John O’Reilly
Bruce Brook
Forward Looking Statements
This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
          2006 First Quarter Production Report Page 16 of 16

2006 SECOND QUARTER PRODUCTION REPORT
          Quarterly report for the three months ended 30 June 2006. All dollar figures refer to US dollars.
Production Overview
•	Quarterly gold production of 113,000 oz, taking half year production to 297,000 oz.
•	Gold grade at 4.02 g/tonne in the quarter.
•	Material movements of 11.9 million tonnes in the quarter, up 33% compared with Q2 2005.
Financial Highlights
•	Average realised gold price of $508/oz in the quarter. Average spot price of $617 an ounce.
•	Hedge book reduced by 40,000 ounces as scheduled.
•	Cost discipline maintained with aggregate gross cash costs of $57.9 million in the quarter, down 8% from Q1. Aggregate total cash costs reduced 17%.
Operating highlights
•	Management team strengthened.
•	Flotation expansion proceeding to plan.
•	Geothermal power expansion on track for completion by year end.
•	Carbon trading approved.
Outlook
•	On track for full year production of 670,000 oz.
•	Gold grade to increase to approximately 5.9 g/tonne in H2.
•	Second half revenues to benefit from continued strong gold price.
Quarterly Production
Gold production (oz, 000)
2006 Second Quarter Production Report Page 1 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

The company remains on track to achieve record for year production
MANAGING DIRECTOR’S REVIEW
The second quarter of 2006 was a period of good progress for Lihir Gold, positioning the company for strong production and .financial performance in the second half of the year.
At the end of the quarter, the company remained on track to achieve record full year production of 670,000 oz. Quarterly gold production was 113,000 ounces, which followed the strong first quarter production of 184,000 oz, and took .first half production to 297,000 oz, in accordance with internal expectations.
The development of the Lienetz pit advanced considerably during the quarter, with total material movements of 11.9 million tonnes achieved despite geothermal and weather related challenges in the ore-bearing Phases 5 and 7.
Gold grade in the quarter reduced in line with the development stage of the pit. However, restricted access to high grade ores led to gold grade being slightly below expectations at 4.02 grams per tonne.
Material Movements >Budget
Quarterly Material Movements (Kt)
Gold production in the quarter was affected by the annual shut down of the process plant for routine maintenance. The shut down was deferred from the first quarter into the second quarter, reducing production time by 8.5 days in April. This lifted first quarter output and lowered production in the second quarter by approximately 17,000 oz.
Mill throughput was steady at 970,000 tonnes in the quarter, compared with 980,000 tonnes in Q1, but was below expectations due to a number of maintenance issues which took time to rectify. Plant performance also was affected by unfavourable ore characteristics and lower than expected mill feed grade.
Progress in the construction of the .flotation circuit continued during the quarter, with the facility on schedule for commissioning to begin in the .first quarter of 2007. Engineering and procurement are close to completion, and foundation work is well advanced.
Construction of the additional 20 megawatts of geothermal power generation capacity also is proceeding well, with commissioning planned for year end. The turbines have been installed and steamfield pipelines are being put in place.
Mining Costs Reducing
Mining costs per tonne ($US/t)

          2006 Second Quarter Production Report Page 2 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Overall expense control continued to be rigorous
Financial Performance
Revenues of $48 million were recorded for the three months to June. The average cash price received during the quarter was $508 an ounce, including 64,310 ounces sold at an average spot price of $617, and 40,000 ounces delivered into hedges at $332 an ounce.
Overall expense control continued to be rigorous, with gross cash costs reducing to $57.9 million in the quarter, down 8% compared with the first quarter. Aggregate total cash costs reduced by 17% to $42.1 million.
Unit costs, however, increased as a function of the lower production rates in the quarter.
Gold production accelerating
(oz, 000)
Outlook
Operations remain on track to achieve full year production of 670,000 ounces. Performance is forecast to improve through most parts of the operation in the second half of the year, with material movements rising, mill throughput increasing, and higher gold grade emerging.
As outlined in recent presentations, the company is undertaking studies to identify avenues to lift annual production to beyond 1 million ounces. Options include more .flotation capacity and/or extra autoclaves. The capital cost of any expansion will depend on the nature of the project to be undertaken, but is expected to range from $200 million to $400 million.
In the meantime, we continue to make consistent progress in the current quarter, with record production and strongly improved profitability forecast for the second half and the full year.

Arthur Hood
Managing Director
2006 Second Quarter Production Report Page 3 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Overall material movements are ahead of budget for the year to date
OPERATIONS REVIEW
Production
(i) Mining
Material movements for the quarter were at 11.9 million tonnes, which was up 33% compared with the second quarter of 2005, but slightly below the first quarter of 2006. Access to high grade ore in Phase 5, at the bottom of the pit, was slowed by heavy rainfall, exacerbated by the small operating footprint.
The development of Phase 7 also was hampered by the intersection of pockets of high pressure gases which required the introduction of additional depressurization drilling and other preparatory measures.
Restricted access to Phases 5 and 7 enabled mining equipment to be diverted to the development of the next phase of the pit — Phase 6 — to the east, which is now proceeding well ahead of schedule. This changed the mix of production, leading to substantially less low grade ore being placed on the stockpile, and tonnages of waste material increasing.
Three additional trucks and one shovel were commissioned late in the quarter, taking the total mining fleet to 32 trucks and five shovels. New maintenance planning, staffing and facilities are being put in place to drive increases in equipment availability, which remains an area of significant potential upside. A separate maintenance department was created during the quarter and a new Maintenance Manager appointed.
Overall material movements are ahead of budget for the year to date, and on track to achieve the full year target of 54 million tonnes.
Ore production during the quarter was below prior periods due to the stage of pit development, however, high grade ore production continued to be well above internal expectations.
Head grade was affected by limitations on timely development in Phase 5 and Phase 7, and the patchy nature of the ore body in upper parts of Phase 7. Overall grade for the quarter was at 4.02 g Au/tonne, slightly below expectations. Grade is expected to move to approximately 5.9 g Au/tonne during the second half of the year.
(ii) Processing
Gold production for the full year remains on track to achieve the 670,000 oz target. Following a strong first quarter production of 184,163 oz, output in the second quarter was slightly below expectations at 113,075 oz, due to reduced gold grade and equipment reliability issues. Gold production in the quarter was affected by the total plant maintenance shut down, which was delayed from the first quarter. The shut down reduced second quarter operating time by 8.5 days, equivalent to about 17,000 oz which was advanced to the first quarter.
Mill throughput, at 971,000 tonnes, was affected by various maintenance issues and ores which were either very hard, or high in clay content, which slowed milling rates. Gold recovery continued to be healthy at 90.3%.
          2006 Second Quarter Production Report Page 4 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
EXPLORATION
Exploration spending in the quarter totalled approximately $1 million and was focussed on infill drilling in each of the three ore bodies — Minifie, Lienetz and Kapit — to delineate the limits of mineralisation. Grassroots exploration efforts continued on the north-west side of the island.
An exploration program to identify further geothermal steam reserves continued to be developed in the quarter.
FINANCIAL (UN-AUDITED)
Gold Revenue
Revenue for the quarter was $48.3 million and included, for the first time, an amount of $277,000 from approximately one month’s contribution of carbon credit trading accruals.
During the quarter, 104,310 ounces of gold were sold at an average cash price of $508 an ounce. That included 64,310 ounces at an average spot price of $617, and 40,000 ounces delivered into hedges at $332 an ounce.
Deferral of hedges and movements in fair value of the hedge book brought to account reduced stated revenues by $47 per ounce, although these were non-cash movements.
Realised revenues for the quarter and comparisons with the previous quarter and year were:

All hedges are	First	Second	First	First	Second	First	2005
US dollar	Half	Quarter	Quarter	Half	Quarter	Quarter	Year
denominated	2006 ($/oz)	2006 ($/oz)	2006 ($/oz)	2005 ($/oz)	2005 ($/oz)	2005 ($/oz)	($/oz)
Cash sales	519	508	524	359	362	354	412
Deferred hedging gains / losses*	(32)	(47)	(24)	(66)	(20)	(179)	(32)
Total	486	461	500	293	342	175	380

Average spot price	576	617	560	431	433	426	469

*	Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on the ineffective portion of all contracts.
2006 Second Quarter Production Report Page 5 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Hedging and Gold Loan
The hedge book and gold loan commitment profile at 30 June is shown in the following table:
During the second quarter the hedge book was reduced with the delivery of 40,000 ounces into hedge commitments, up from 30,000 oz in the first three months.
The company intends to continue its policy of delivering into its hedge commitments throughout 2006, however the vast bulk of production will be sold at spot prices.
In the current year, a further 136,500 ounces will be delivered into hedge commitments, equivalent to slightly more than a third of anticipated production for the remainder of 2006. The total hedge book represents less than 6.5% of reserves and 3.0% of resources.

			Hedging and Gold Loan Position at 30 June 2006
	Forwards		Bought Put Options		Sold Call Options		Gold Repayments
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces
Q3 2006	62,000	$324.89	—	—	—	—	—
Q4 2006	55,000	$345.33	19,000	$315.00	19,000	$307.00	—
2006 balance	117,500	$334.25	19,000	$315.00	19,000	$307.00	—
2007	115,000	$330.26	76,000	$315.00	76,000	$307.00	60,000
2008	145,000	$327.12	—	—	—	—	100,000
2009*	240,000	$371.67	—	—	—	—	130,000
2010*	240,000	$371.67	—	—	—	—	100,000
2011*	120,000	$371.67	13,000	$375.00	13,000	$375.00	90,000
2012	—	—	26,000	$375.00	26,000	$375.00	—
2013	—	—	26,000	$375.00	26,000	$375.00	—
Total	977,500	$355.72	160,000	$339.38	160,000	$334.63	480,000

*	The gross price for the Forwards in these years is shown. The price net of fees is $350.00.
          2006 Second Quarter Production Report Page 6 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Expenses
Overall expense control continued to be rigorous, with gross cash costs reducing to $57.9 million in the quarter, down 8% compared with the first quarter. The reduction was due to reduced processing and general administration costs.
Aggregate total cash costs reduced by 17% to $42.1 million compared with the first quarter, which was negatively impacted by a rundown in work in progress ahead of the plant shutdown. The unusually low production rates in the quarter, due to factors such as the delay in the plant shut down, led to a temporary spike in unit costs as outlined below. For the full year, gross cash costs per ounce should total around $330 — $340 per ounce, and total cash costs approximately $250 per ounce.
Aggregate Cash Costs

	First	First	Change	Second	First	Second	First	Change	Change
	Half	Half	1H ’06	Quarter	Quarter	Quarter	Quarter	2Q ’06	2Q ’06
	2006	2005	From	2006	2006	2005	2005	From	From
	US$m	US$m	1H ’05	US$m	US$m	US$m	US$m	1Q ’06	2Q ’05
Gross cash cost	120.6	115.0	+5%	57.9	62.7	60.0	55.0	-8%	-4%
Deferred mining costs	(24.7)	1.6	—	(13.4)	(11.3)	8.1	(6.5)	—	—
Inventory transfers — cash	(3.1)	(32.7)	—	(2.4)	(0.6)	(18.8)	(13.9)	—	—
Total cash costs	92.8	83.9	+11%	42.1	50.8	49.3	34.6	-17%	-15%
Cash Costs per Ounce

	First	First	Change	Second	First	Second	First	Change	Change
	Half	Half	1H ’06	Quarter	Quarter	Quarter	Quarter	2Q ’06	2Q ’06
	2006	2005	From	2006	2006	2005	2005	From	From
	US$/oz	US$/oz	1H ’05	US$/oz	US$/oz	US$/oz	US$/oz	1Q ’06	2Q ’05
Gross cash cost	405	497	-19%	512	340	462	542	+51%	+11%
Deferred mining costs	(114)	17	—	(141)	(97)	79	(62)	—	—
Inventory transfers — cash	21	(151)	—	1	33	(161)	(139)	—	—
Total cash costs	312	363	-14%	372	276	380	341	+35%	-2%
2006 Second Quarter Production Report Page 7 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Production and Financial Data

				Change					Change	Change
		First	First	1H ’06	Second	First	Second	First	2Q ’06	2Q ’06
		Half	Half	From	Quarter	Quarter	Quarter	Quarter	From	From
		2006	2005	1H ’05	2006	2006	2005	2005	1Q ’06	2Q ’05
Mine
- High grade ore mined	kt	952	1,539	-38%	446	506	1,075	464	-12%	-59%
- Economic grade ore mined	kt	924	4,722	-80%	344	580	2,692	2,030	-41%	-87%
- Material moved	Kt	24,778	19,451	+27%	11,943	12,835	9,004	10,447	-7%	+33%
Mining costs per tonne moved	$/t	1.87	2.43	-23%	1.94	1.80	2.73	2.16	+8%	-29%
Processing
- Ore milled	kt	1,952	1,854	+5%	970	982	1,051	803	-1%	-8%
- Grade	gAu/t	5.17	4.41	+17%	4.02	6.31	4.41	4.41	-36%	-9%
- Recovery	%	90.4	89.6	+1%	90.3	90.4	89.5	89.4	0%	+1%
- Gold poured	Oz	297,238	231,240	+29%	113,075	184,163	129,870	101,370	-39%	-13%
Revenue
- Gold sold	Oz	305,986	234,921	+30%	104,310	201,676	166,421	68,500	-48%	-37%
- Price — cash	$/oz	519	359	+45%	508	524	362	354	-3%	+40%
- Price — cash & non-cash*	$/oz	486	293	+66%	461	500	342	175	-8%	+35%
Costs
- Gross cash cost	$/oz	405	497	-19%	512	340	462	542	+51%	+11%
- Deferred mining costs	$/oz	(114)	17		(141)	(97)	79	(62)
Inventory transfers - cash	$/oz	21	(151)		1	33	(161)	(139)
Total cash costs	$/oz	312	363	-14%	372	276	380	341	+35%	-2%
- Depreciation & amortisation	$/oz	57	69		63	52	56	86
Inventory transfers - non-cash	$/oz	(9)	(17)		(13)	(5)	(6)	(3)
Total production costs	$/oz	360	415	-13%	422	323	430	394	+31%	-2%

*	Non-cash item includes fair value gains and losses on all contracts.
          2006 Second Quarter Production Report Page 8 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
2006 Second Quarter Production Report Page 9 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
          2006 Second Quarter Production Report Page 10 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION

Contact for investor information:
Joe Dowling
Manager Investor Relations
Tel: direct +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lihir.com.pg
Shareholder Enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane Queensland 4000
Tel: 1300 552270 or +61 +61 7 3237 2100
Fax: +61 7 3229 9860
Web site: www.computershare.com
Email: rachel.sakurai@computershare.com.au
ADR Depository:
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Web site: www.adrbny.com
Web site: www.lihir.com.pg
Principal Office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Stock Exchange Listings
Australian Stock Exchange (LHG)
Nasdaq National Market (LIHRY)
Port Moresby Stock Exchange (LHG)
Issued Capital
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B Class shares
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
John O’Reilly
Bruce Brook
Forward Looking Statements
This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
2006 Second Quarter Production Report Page 11 of 12

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
          2006 Second Quarter Production Report Page 12 of 12

Half-year profit and Q2 production report July 31, 2006

Forward-looking statements People.Results.Growth. This presentation may contain certain forward-looking statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release. 2

Highlights People.Results.Growth. •Management team strengthened •Gold production of 297,000 oz, up 29% vs H1 05 •Material movements increased 27% •Gold head grade at 5.17g/t •Good progress in Flotation and Geothermal expansions •On track to achieve full year target of 670,000 oz •Evaluating major growth options for the future 3

Strengthened leadership team People.Results.Growth. Chief Financial Officer Paul Fulton GM Corporate Development Graham Folland Executive GM Operations Noel Foley Chief Executive Officer Arthur Hood GM Organisation Performance Ron Yung GM External Affairs Murray Eagle Manager Investor Relations Joe Dowling Company Secretary Mark Laurie 4

Half yearly production People.Results.Growth. (Gold production, oz, 000) 365373 322 297 277 231 H1 04H2 04H1 05H205 H1 06H2 06 670 5

Mine development People.Results.Growth. Minifie Lienetz

Ore Presentation – Dec 2005 People.Results.Growth. Economic grade High grade Phase 7 Phase 6 Phase 5

Ore Presentation – Dec 2006 People.Results.Growth. Economic grade High grade Phase 7 Phase 6 Phase 5

Grade developing as expected People.Results.Growth. Mill feed grade, (g/t) 7.76 ~5.9 5.215.17 5.02 4.41 H1 04H2 04H1 05H2 05H1 06 H2 06 (f) 9

Material movements increasing People.Results.Growth. (Mt) 3029.2 27.2 24.8 22.1 19.519.5 20 10 H1 04H2 04H1 05H2 05H1 06H2 06 (f) 10

Mining costs People.Results.Growth. Mining costs per tonne ($US/t) 2.52.43 2.05 21.95 1.871.87 1.5 1 H1 04H2 04H1 05H2 05H1 06 11

Mining costs People.Results.Growth. Mining costs per tonne ($US/t) 2.5 2.30 2.23 21.94 1.881.87 1.84 1.66 1.581.58 1.5 1 19981999200020012002200320042005H1 2006 12

Mill performance People.Results.Growth. Mill Throughput (Mt) 2.18 1.95 1.921.86 1.63 H1 04H2 04H1 05 H2 05 H1 06 13

Record first half profit People.Results.Growth. ($US Millions, before adjustments) 4946.0 41.5 30.6 23.1 -2.2 -6.7 -20.8 Dec 02Jun 03Dec 03Jun 04 Dec 04Jun 05Dec 05Jun 06 14

Rising gold price lifts revenue People.Results.Growth. ($US Millions) 519 200500 446 406 381390 400 359 150346 347156 149 131300 100106107 104104 200 69 50 100 00 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 RevenueAverage cash gold price/oz 15

Strong leverage to gold price People.Results.Growth. Gold delivery commitments vs Production (kozs) 800 670 370 340 130 251245100 207223 60 100 90 240 240 191 14513326 26 2006 2007 2008 2009 2010 2011 2012 2013 ProductionHedgingGold loan 16

Cash costs contained People.Results.Growth. ($US millions) 120 112115 107 102 97 93 8482 65 H1 04H2 04 H1 05 H2 05 H1 06 Gross Cash CostsTotal Cash Costs 17

Geothermal power savings People.Results.Growth. •Geothermal resource provides cheap, reliable power source •Reduced power costs $US 9 million in H1 06, vs H1 05 •20MW expansion to be commissioned at year end •Carbon trading approved 18

Unit costs reducing People.Results.Growth. (US$) Gross Cash Costs Total Cash Costs per ounceper ounce 497 405363 312 293~ 270231 ~ 190 Jun 05Dec 05Jun 06Dec 06 (f)Jun 05Dec 05Jun 06Dec 06 (f) 19

Operating cashflow People.Results.Growth. ($US Millions) 52.8 44.5 30.2 14.7 10.1 2 -2.0 -42.6 Dec 02Jun 03Dec 03Jun 04Dec 04Jun 05Dec 05Jun 06 20

Flotation Project People.Results.Growth. 21

Flotation Project proceeding People.Results.Growth. Current process stream2007 process streams 2.2 m tonnes 4.5m tonnesMedium Grade 3.7m tonnes High Grade (5.5 g/t)(3.2 g/t) High Grade (5.5 g/t) Direct feed to A/C Direct feed 0.9m tonnes Concentrate ThreeThree AutoclavesAutoclaves 4.6mt @ 6.0 g/t + ~ 670 kozs Gold pa> 800 kozs Gold pa Indicative numbers only22

Expansion Options Study People.Results.Growth. •Three approaches to achieve +1mozs :- –Increase % direct feed and/or –Increase % float feed –100% float feed •Capital order of $200 million to $400 million •Feasibility Study 2007 ? •Construction commence 2008 ? 23

Gr5001,0001,5002,0002,5003,0003,500 as0 b NeYerg wmont 3,440 NV anacocha (Refr3,333 actory) Betze-Post1,671 Driefontein1,514 1,172 Kloof Cortez961 Po903 rgera 847Top twenty mines Round KCGM 834Beyond 2008 Mountain Batu 736 Hijau Ta732 Great rkwa Nol725 i gwa 693 Mori la2007 651 Pie rina Ge628 i ta Beatr613 i x 611 Lihi r O596 LaK guTed nai575 s Norte 550(Thousand ounces. Calendar 2005) 24People.Results.Growth.

Harmony Eldor418 ado May 24, 2006. WesternAreas416 374 H Lhir i gh l and372 355 GoldBema Fields3462006 Cambior342 $ 340 285 IAMGOLD Kinross277Gross Cash costs/oz An glo 275 Go l d 265 HeclaBeyond 2008 Ce259 nterra Ne~ wm247 $ ont240 B236 arrick R227 andgold Glamis211 Goldcorp195 N131 ewcrest 102 25People.Results.Growth.

Reserve growth People.Results.Growth. (Total LOM Reserve, Million ozs) Depletion 4.9 4.2 2.93.3Stockpiled 3.6 2.9 2.4 0.42.21.9 0.8 1.51.6 1 17.517.7To be mined 14.614.114.3 13.3 11.210.211.2 1996 1997 1998 1999 2000 2001 2002 2003 2004 365365360360300300305340380Gold price (US$) 26

Corporate development People.Results.Growth. •Develop and implement M&A strategy •Provide geographic diversification •Provide revenue diversification •Criteria: –Must create shareholder value –Must be gold –Must be a worthwhile size > 200,000 oz –Probably in our time zone 27

Reserve valuation People.Results.Growth. (Adjusted market capitalisation per ounce of reserve. US$/oz) 412 378 369 312 283 268 238 238 234 207 181 158 160 155 146 143 141 125 114 pldtrskai rs larisds loich c OLDadoGo eonbirea gnicoam arremLi HeG ldcoorFiminrosBmony r A MoAGl d wmBn CenterralldCaK I AGRandgoldEAngloNeNewcrestHa t er Go Wes July 5, 2006. Adjusted for net debt on balance sheet. Source: RBC Capital Markets 28

Conclusion People.Results.Growth. •Solid result, in line with plan •Good progress on development projects •Strengthened management team •Positioned for a strong second half •Production rising, costs reducing, valuation increasing 29

www.lihir.com.pg